Exhibit 2.2

ASSET PURCHASE AGREEMENT

among

AXONN L.L.C.,

SPOT LLC

and

GLOBALSTAR, INC.

December 18, 2009

i

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into this 18th day of December, 2009, by and among Axonn L.L.C., a Louisiana limited liability company (“Seller”), SPOT LLC , a Colorado limited liability company (“Buyer”), and Globalstar, Inc., a Delaware corporation (“Globalstar”).

WITNESSETH:

WHEREAS, Seller is in the business of researching, developing, producing, commercializing and selling satellite and radio frequency-based products for the tracking, monitoring and management of fixed and mobile remote assets (collectively, the “Business”); and

WHEREAS, except for the Excluded Assets (as defined in Section 1 below), Seller desires to sell substantially all of its assets to Buyer; and

WHEREAS, Buyer desires to purchase such assets from Seller on the terms set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. Assets to be Purchased from Seller.  Upon the terms and conditions set forth herein, Seller shall, at the Closing (as hereinafter defined) sell, transfer, assign, convey and deliver to Buyer, and Buyer shall acquire from Seller, the following assets of Seller (the “Purchased Assets”):

(a)  All fixed assets, furniture, equipment, machinery and leasehold improvements, including, without limitation, those items listed or described on Exhibit A attached hereto and made a part hereof, and all spare or replacement parts and all supplies used in connection therewith;

(b)  To the fullest extent assignable, all licenses, registrations and permits required to operate the Business, including, without limitation, those listed on Exhibit B attached hereto and made a part hereof,

(c)  All raw materials, work-in-process, inventory and similar assets, including, without limitation, those items listed or described on Exhibit C attached hereto and made a part hereof, which are in existence on the Closing Date, and all operating supplies, promotional and advertising materials and samples used in connection therewith;

(d)  Those contracts, agreements, commitments, leases, sales and purchase orders that are listed or described on Exhibit D attached hereto and made a part hereof (the “Contracts”);

(e)  All Intellectual Property (as defined in Section 6(s) hereof) owned or, to the fullest extent assignable, held for use by Seller, including, without limitation, those items that are listed or described on Exhibit E attached hereto and made a part hereof, and all goodwill associated therewith;

(f)  All customer lists, equipment and product lists, warranties, books, records (except for those books and records included within the definition of Excluded Assets) and other data and information, whether in written or electronic form, pertaining to the Business;

(g)  All accounts receivable;

(h)  All claims of Seller relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or non-contingent;

(i)  To the fullest extent assignable, all rights to deposit and pre-paid expenses, claims for refunds and rights to offset in respect thereof; and

(j)  All other tangible and intangible assets, including goodwill, relating to the Business.

Notwithstanding the foregoing, the Purchased Assets shall not include any of the following: (i) cash, cash equivalents, marketable securities and bank accounts owned by Seller; (ii) Seller’s rights under this Agreement and the other agreements and documents entered into in connection with this Agreement and the Closing (collectively, the “Transaction Documents”); (iii) the corporate and tax records of Seller (provided that complete copies of such records shall have been furnished or made available to Buyer at or prior to the Closing); (iv) Seller’s (A) insurance policies and (B) benefit plans; (v) Seller’s right to tax refunds for pre-Closing periods; (vi) the consideration delivered (or to be delivered) to Seller pursuant to this Agreement; and (vii) the contracts and other assets, if any, specifically described on Exhibit F hereto (collectively, the “Excluded Assets”).

2. Liabilities Assumed.  On the Closing Date, Buyer shall assume the following liabilities and obligations of Seller (collectively, the “Assumed Liabilities”):

(a)  Seller’s obligations under the Contracts, except to the extent arising out of or related to a breach of such Contract by Seller prior to the Closing, except that Buyer shall not assume any obligations arising prior to or as a result of the Closing under the PowerComm Settlement Agreement (as such term is defined in the Seller Disclosure Schedule);

(b)  All accounts payable and accrued liabilities (excluding accrued payroll, bonuses, vacation and other employee-related liabilities) of Seller arising in the ordinary course of business that are not more than 30 days old as of the Closing Date, or that are specifically listed on Exhibit I;

(c)  All warranty obligations of Seller related to products sold or services furnished by Seller prior to the Closing Date, including warranty obligations related to the SPOT 2 Repair (as defined in Section 8(n)); provided, however, that expenses for the SPOT 2 Repair shall be satisfied by Seller in accordance with Section 8(n), and any recovery by Buyer and Globalstar against Seller for warranty obligations associated with the SPOT 2 Repair shall be exclusively limited to the manner and amounts specifically contemplated by Section 8(n) and Section 13 of this Agreement;

(d)  All taxes arising out of the operation of the Business or relating to the Purchased Assets with respect to, for any tax period ending after the Closing Date, the portion of such tax period that begins on the Closing Date and ends on the last day of such tax period; and

(e)  Any other liabilities arising out of the ownership, operation or use of the Purchased Assets or the Business arising out of or related to periods after the Closing Date.

EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 2, BUYER SHALL NOT ASSUME, AND SHALL NOT FOR ANY PURPOSES BE DEEMED TO HAVE ASSUMED, ANY CONTRACTS, LIABILITIES OR OBLIGATIONS OF ANY NATURE WHATSOEVER OF, OR CLAIMS AGAINST, SELLER OR ITS AFFILIATES OR ANY LIABILITIES OR OBLIGATIONS OF ANY NATURE WHATSOEVER ARISING OR BASED ON EVENTS OCCURRING PRIOR TO THE CLOSING WITH RESPECT TO THE PURCHASED ASSETS OR THE BUSINESS, INCLUDING WITHOUT LIMITATION, ANY LIABILITY FOR ENVIRONMENTAL MATTERS AND ANY LIABILITY OWED TO ANY ACTUAL OR ALLEGED DEBT OR EQUITY HOLDER OF SELLER IN RESPECT OF SUCH DEBT OR EQUITY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (COLLECTIVELY, THE “EXCLUDED LIABILITIES”).  SELLER AGREES TO PERFORM, PAY OR DISCHARGE ANY AND ALL OF THE EXCLUDED LIABILITIES PROMPTLY AS THEY BECOME DUE.

3. Closing.  The closing (the “Closing”) of the transactions provided for herein shall take place at 10:00 a.m. California time on the first business day following the date on which all conditions precedent have been satisfied as provided in Sections 8 and 9 below, or at such other date and time as may be mutually agreed by the parties (such date and time of closing to be referred to herein as the “Closing Date”).

4. Purchase Price.

(a)  Purchase Price Payable at the Closing.  The purchase price for the Purchased Assets payable at the Closing (the “Closing Purchase Price”), as may be adjusted pursuant to Section 4(c) below, shall consist of the following two components: (i) One Million Five Hundred Thousand U.S. Dollars ($1,500,000) via wire transfer of immediately available funds to an account designated by Seller at least three business days prior to the Closing (less the Cash Escrow Amount, which will be paid to JP Morgan Chase, as escrow agent (the “Escrow Agent”), to be held in escrow pursuant to the terms of the Escrow Agreement (as defined below)), and (ii)(A) a number of fully paid and non-assessable shares of Globalstar, Inc. voting Common Stock, par value $0.0001 per share (“Globalstar Stock”), equal to the quotient of (1) Five Million Five Hundred Thousand U.S. Dollars ($5,500,000) divided by (2) the Adjusted Globalstar Stock Price as measured at the Closing Date, less (B) such number of shares of Globalstar Stock that Seller directs Globalstar to issue directly to certain of Seller’s lenders in accordance with Section 4(e).  The “Adjusted Globalstar Stock Price” means the average daily closing price per share of the Globalstar Stock as reported by the NASDAQ Stock Market for a 20 trading-day period.  With respect to the Globalstar Stock to be delivered or placed in escrow at the Closing, the 20-trading day period shall end with the trading day immediately preceding the date of this Agreement. With respect to the Globalstar Stock to be issued as part of the Earnout Payments, the 20-trading day period shall end on the last day of the calendar quarter for which the calculation is made under Section 4(b)(ii). With respect to any Globalstar Stock to be issued under Section 4(b)(iii), the 20-trading day period shall end on the day of sale of the first commercial unit of the Newly-Developed Product as described in Section 4(b)(iii).  Of the Closing Purchase Price furnished under Section 4(a)(ii) above, $500,000 in cash (for the exclusive purpose of satisfying any liabilities of Buyer or Globalstar associated with the SPOT 2 Repair and, subject to the limitations set forth in Section 13, the Axscend Matter, as defined in Section 13(a)) (the “Cash Escrow Amount”) and Globalstar Stock with a value of $3,250,000 based on the Adjusted Globalstar Stock Price (the “Stock Escrow Amount” and together with the Cash Escrow Amount, the “Escrow Amount”) shall be placed in escrow pursuant to the terms of an Escrow Agreement in the form of Exhibit G (the “Escrow Agreement”).

(b)  Earnout.  Seller may be entitled to receive payments of additional purchase price following the Closing (“Earnout Payments”), as set forth in this Section 4(b).  Such Earnout Payments shall be payable if and only if earned during the five-year period commencing January 1, 2010.  The Closing Purchase Price together with the Earnout Payments are referred to herein as the “Purchase Price.”

(i)  Earnout Calculation.  Except with respect to Earnout Payments separately calculated in accordance with Section 4(b)(iii) below, the Earnout Payments shall be based upon the following calculation of the “Earned Amount” during the five-year period beginning January 1, 2010.  For those existing products listed on Exhibit H (the “Existing Products,” which term shall also include any product that is essentially the same as an Existing Product listed on Exhibit H but has minor differences from the Existing Product based on form or aesthetics (including, without limitation, differences in color, size, shape or labeling of buttons)), the “Earned Amount” means 50% of the ”Margin” for such Existing Product indicated on such Exhibit H multiplied by the number of such Existing  Products sold during the relevant period.  For any Newly-Developed Products (as defined below), “Earned Amount” means, for any particular product sold during any particular period of time, the greater of (A) 15% of the direct manufacturing cost of such product (not including, for the avoidance of doubt, any overhead costs) (“Manufacturing Cost”) or (B) 30% of the excess of (x) the dollar amount of sales, net of product returns and bad debt reserve, made by Buyer with respect to such product, over (y) the Manufacturing Cost of such product, with the amount of sales and direct manufacturing cost being calculated in a manner substantially similar to the historical calculation of such items by Seller prior to the Closing.  In addition, the bad debt reserve referenced above shall be calculated in accordance with GAAP and Globalstar’s currently existing bad debt reserve policies and procedures.  All calculations made by Buyer under this Section 4(b) shall be calculated in good faith by Buyer.  Notwithstanding the foregoing, however, the Earned Amount calculation shall not apply to, and Seller shall not be entitled to receive any Earnout Payments for, sales of any product that is either (1) a SPOT 1 or SPOT 2 product or (2) a product that is essentially the same as a SPOT 1 or SPOT 2 product but has minor differences from the SPOT 1 or SPOT 2 product based on form or aesthetics (including, without limitation, differences in color, size, shape or labeling of buttons). For purposes of this Section 4(b)(i), the term “sales,” “sold” or words of similar meaning shall include any transfer of a product to a third party where there is a defined sales price for the product or there is no sales price for the product, but there is a service or other charge component associated with the delivery of the product.  For all purposes of this Section 4(b), sales of Buyer shall include all sales or transfers of such products by Buyer, Globalstar or any of their respective affiliates.

(ii)  Quarterly Earnout Periods.

(1)
Subject to the limitations of this Section 4(b), for the period between the Closing and the end of Globalstar’s first fiscal quarter of 2010, and thereafter for each of Globalstar’s fiscal quarters for the first five years following the Closing Date (each such period or quarter an “Earnout Period”), Globalstar shall issue to Seller a number of fully paid and non-assessable shares of Globalstar Stock equal to the quotient of (A) the aggregate Earned Amount during such Earnout Period divided by (B) the Adjusted Globalstar Stock Price (as defined and measured in accordance with Section 4(a)).

(2)
 Additionally, and notwithstanding anything contained in this Section 4(b)(ii) to the contrary, beginning with the Earnout Period ending December 31, 2010 and terminating upon the satisfaction of the Setoff Amount (as defined below) (the “Limited Holdback Earnout Period”), Globalstar shall have no obligation to issue shares of Globalstar Stock for such Limited Holdback Earnout Period (or make the Earnout Payment for such Limited Holdback Earnout Period in cash, in the event Globalstar is otherwise permitted (or obligated) to pay all or any portion of its Earnout Payments to Seller in cash in accordance with this Section 4) to Seller until the Earned Amount due and payable by Globalstar to Seller pursuant to this Section 4 for such Limited Holdback Earnout Period exceeds $210,000 (the “Setoff Amount”), after which the obligations of Globalstar pursuant to Section 4(b)(ii)(1) (and satisfaction of Earnout Payments to Seller in accordance with this Section 4 generally) shall continue throughout the Earnout Period without regard to this Section 4(b)(ii)(2).

(iii)  Development of New Products.  Within 30 days after the first sale by Buyer, Globalstar or any of their respective affiliates of the first commercial unit (which term shall not include any test units or experimental units) of each Newly-Developed Product (as defined below) during the period beginning on the Closing Date and expiring on the five-year anniversary of the Closing Date, Globalstar shall issue to Seller a number of fully paid and non-assessable shares of Globalstar Stock equal to the quotient of (A) Two Hundred Fifty Thousand U.S. Dollars ($250,000) divided by (B) the Adjusted Globalstar Stock Price (as defined and measured in accordance with Section 4(a)).  Each such payment shall be deemed a credit against, and shall reduce Globalstar’s liability for, Globalstar’s obligations under Section 4(b)(ii) above for Newly Developed Products.   For purposes hereof, (A) “Newly-Developed Product” means a new type of Simplex Data Communication Product (as defined below) that is produced by Buyer, Globalstar or any of their respective affiliates following the Closing (x) that is an extension, improvement, modification or evolution of a Simplex Data Communication Product currently manufactured by Seller, or (y) embodying Seller’s Intellectual Property, including, solely by way of example, the SPOT HUG, SPOT Communicator for Delorme and SPOT Communicator for Smart Phones that Globalstar currently contemplates developing after the Closing; and (B) “Simplex Data Communication Product” means any device designed to transmit data one-way to the satellites that comprise a portion of Globalstar’s satellite-based communications network; provided, however, that “Simplex Data Communication Product” excludes (x) any other hardware or software sub-system necessary in order for Globalstar to provide its network services, including, but not limited to, satellites, gateway simplex appliqués, and wholesale and retail information systems, and (y) any product (such as a handset) that provides two-way communication, unless such two-way communication product embodies Seller’s Intellectual Property (in which case Seller will receive its Earnout Payment on such Newly-Developed Product based on the proportion that Seller’s Intellectual Property bears to the total intellectual property embodied in such two-way communication product (as determined by Globalstar in good faith), with the basis for such Earnout Payment calculation being that proportion multiplied by the full amount otherwise payable as described in Section 4(b)(i)(A) or Section 4(b)(i)(B), as the case may be).

(iv)  Optional Payment of Earnout Payments in Cash; Earnout Cap.  After an aggregate of 13,000,000 shares of Globalstar Stock have been issued as Closing Purchase Price under Section 4(a) and Earnout Payments under Section 4(b) (the “Minimum Globalstar Stock Amount”), Globalstar shall settle all of its further obligations arising under this Section 4(b) in (A) cash via wire transfer of immediately available funds, rather than in Globalstar Stock, unless (B) Globalstar elects, in its sole discretion, to settle any portion of such obligations in Globalstar Stock in accordance with Sections 4(b)(ii) and 4(b)(iii) above.  In addition, notwithstanding anything to the contrary herein, at no point shall the aggregate amount of cash and Globalstar Stock (measured at the Adjusted Globalstar Stock Price as of the date calculated pursuant to Section 4(b)(ii) and 4(b)(iii), as applicable) paid and accrued to be paid under Sections 4(b)(ii) and (iii) (including that which would have been paid or accrued to be paid except for the Buyer Indemnified Parties exercising their setoff rights pursuant to Section 13) (“Total Earnout Payments”) exceed Ten Million Seven Hundred Ninety Thousand U.S. Dollars ($10,790,000) (the “Earnout Cap”), and at such time as the amount of Total Earnout Payments equals the Earnout Cap in the aggregate, then Globalstar shall have no further liability for any payments of cash or Globalstar Stock to Seller under this Section 4(b).  Subject to Section 4(b)(v) below, Globalstar may, prior to the fifth anniversary of the Closing Date, terminate its obligation to make any further payments of cash or Globalstar Stock to Seller under this Section 4(b) by paying to Seller an amount of Globalstar Stock (valued at the Adjusted Globalstar Stock Price as measured on the date of issuance) or, provided that the Minimum Globalstar Stock Amount has been issued to Seller, cash; in each case equal to (A) the Earnout Cap minus (B) the Total Earnout Payments through such date.  Notwithstanding anything to the contrary herein, in no event may the number of shares of Globalstar Stock issued pursuant to this Section 4 equal or exceed 10% of the shares of Globalstar Stock outstanding immediately prior to the execution of this Agreement (the “Trigger Percentage”); provided, however, that in the event any issuance would equal or exceed the Trigger Percentage, Globalstar shall be obligated to make any additional Earnout Payments otherwise due and payable to Seller in accordance with this Section 4 in cash.

(v)  Seller Right to Require Cash Payments. Notwithstanding anything in this Section 4(b) to the contrary, beginning immediately upon the termination of the Market Standoff Period, Seller shall have the right to require that all or any portion of an Earnout Payment be made in cash and not in the form of Globalstar Stock in the event, as of the date as of which such Earnout Payment is to be made: (w) the previously issued Globalstar Stock required to have been registered for resale by such date pursuant to the Registration Rights Agreement shall not be permitted to be sold in the market as validly registered Globalstar Stock in accordance with applicable law as of such date pursuant to a registration statement filed in accordance with the Registration Rights Agreement (whether as a result of Globalstar’s failure to maintain the effectiveness of such registration statement in accordance with the terms of the Registration Rights Agreement, or otherwise) or pursuant to Rule 144 under the Act (subject to the restrictions contained in any applicable Member Selling Restriction Agreement (as defined in Section 8(f)(ii)), (x) Globalstar is in default of its obligations to register the Globalstar Stock in accordance with the terms of the Registration Rights Agreement, or (y) Globalstar receives, prior to the intended sale of any such Globalstar Stock, a “stop order” or comparable communication from the SEC with respect to its securities, or (z) the Globalstar Stock has been delisted from the NASDAQ stock market and is not then currently listed on any other national securities exchange.

(vi)  Dispute Resolution.  Within 30 days after the end of each Earnout Period, Globalstar shall deliver to Seller a written statement setting forth the calculation of the Earnout Payments under Section 4(b)(ii) for such Earnout Period (each an “Earnout Statement”).  Globalstar shall provide Seller with reasonable access to the books and records of Globalstar and its affiliates to the extent reasonably necessary to enable Seller to verify such calculations.  Unless Seller, within 30 days after delivery of the Earnout Statement, notifies Globalstar in writing that it objects to the calculations in the Earnout Statement, and specifying in reasonable detail the basis for such objection, the calculations set forth in the Earnout Statement shall be final, binding and conclusive for all purposes under this Agreement.  If Seller timely notifies Globalstar of its objection to the calculations in the Earnout Statement, then Globalstar and Seller will attempt in good faith to resolve the dispute.  If Globalstar and Seller are unable to agree upon the calculations within 30 days after a timely notice of objection has been given to Globalstar, then Globalstar and Seller will submit the issues remaining in dispute to UHY Advisors TX, LLC (unless such Person has had, within the past five years, a business relationship with Seller or Globalstar (or an affiliate of either), in which case the parties will jointly select another Person) (the “Independent Accountant”) for resolution; provided that the dollar amount of each item in dispute shall be determined within the range of the maximum and minimum dollar amounts proposed by Globalstar and Seller.  The scope of the disputes to be resolved by the Independent Accountant shall be limited to whether the calculation of the Earnout Payments was done in accordance with this Section 4(b), and whether there were mathematical errors in such calculation, and the Independent Accountant is not to make any other determination.  If issues are submitted to the Independent Accountant for resolution, (A) Globalstar and Seller will cooperate in good faith with the Independent Accountant, (B) the Independent Accountant shall resolve only those issues in dispute, (C) the determination by the Independent Accountant, as set forth in a written determination to be delivered to both Globalstar and Seller within 60 days after submission to the Independent Accountant of the issues remaining in dispute, shall (absent manifest error) be final, binding and conclusive on all parties and shall be used to determine the Earnout Payment then in question, and (D) Globalstar and Seller will each bear one-half of the fees and costs of the Independent Accountant.

(vii)  Timing of Payment.  Globalstar shall pay to Seller each Earnout Payment due under Section 4(b)(ii) within 15 days after the earliest to occur of:  (A) the date on which Seller agrees in writing to the calculations set forth in the applicable Earnout Statement, (B) the end of the 30-day period following delivery of the applicable Earnout Statement, provided that Seller has not timely notified Globalstar of its objection to the calculations in the Earnout Statement during such period, (C) the date on which Globalstar and Seller agree to the calculation of the Earnout Payment after any timely notice of objection to the calculations in the Earnout Statement has been given by Seller and (D) the date of the written determination by the Independent Accountant of the issues in dispute; provided, however, that clause (A) or (B) shall apply with respect to the undisputed part of any Earnout Payment which otherwise remains in dispute.

(viii)  No more frequently than once during each calendar year and subject to full compliance with the confidentiality provisions of this Agreement, Seller and its agents and representatives shall have the right at Seller’s cost to audit the books, invoices and other records of Buyer and Globalstar relating to the Earned Amount in respect of any Existing Products or Newly-Developed Products.  Each of Buyer and Globalstar shall make such records and its personnel available and will provide reasonable assistance in the analysis of such records.  Seller shall provide Buyer and Globalstar with reasonable advance notice of any scheduled audit date.  All such audits shall be conducted during regular business hours of Buyer and Globalstar and in such a manner as not to unreasonably interfere with the normal operations of Buyer or Globalstar.  If an audit reveals any errors that affect the calculation of Earned Amounts under Section 4(b), the parties shall promptly make appropriate adjustments to correct the errors.  Notwithstanding the foregoing, if the audit reveals errors greater than 10% of Buyer’s reported amounts that impact the calculations under Section 4(b), then Globalstar will pay all costs of the audit.

(ix)  During the Earnout Period, Globalstar and Buyer shall maintain books, invoices and other records regarding sales and manufacturing costs of Existing Products and Newly-Developed Products sufficient to calculate (and to permit Seller to calculate) the Earnout Payments owed under this Agreement.

(x)  Seller acknowledges and agrees that although Earnout Payments may become payable by Globalstar under this Section 4(b), neither Globalstar nor any of its affiliates makes any guarantee or representation or warranty to Seller that any amount of Earnout Payments will in fact be realized.

(c)  Working Capital Adjustment.

(i)  For purposes of this Section 4(c): (A) “Current Assets” and “Current Liabilities” mean those categories of current assets and current liabilities of Seller reflected on Exhibit I, respectively, calculated using the same accounting principles, policies, practices, classifications and methodologies used in preparation of the Financial Statements; (B) “Closing Working Capital” means Current Assets minus Current Liabilities as of the close of business on the Closing Date; and (C) “Estimated Closing Working Capital” means Seller’s estimate of Closing Working Capital as set forth on the Estimated Closing Statement.

(ii)  The working capital target for Seller is $ 409,409.08 (the “Working Capital Target”).  Not later than three business days prior to the Closing Date, Seller shall deliver to Globalstar a statement setting forth the Estimated Closing Working Capital (the “Estimated Closing Statement”).  Seller shall prepare the Estimated Closing Statement in good faith using the same accounting principles, policies, practices, classifications and methodologies used in preparation of the Financial Statements, to the extent consistent with GAAP.  If the Estimated Closing Working Capital as set forth on the Estimated Closing Statement is less than the Working Capital Target, then the dollar amount set forth in clause (i) of Section 4(a) (and therefore the Closing Purchase Price) shall be decreased on a dollar-for-dollar basis by the amount of such shortfall, and if the Estimated Closing Working Capital as set forth on the Estimated Closing Statement is greater than the Working Capital Target, then the dollar amount set forth in clause (i) of Section 4(a) (and therefore the Closing Purchase Price) shall be increased on a dollar-for-dollar basis by the amount of such excess.

(iii)  Within 60 business days after the Closing Date, Globalstar shall prepare and deliver to Seller a statement setting forth the Closing Working Capital (the “Final Closing Statement”).  Globalstar shall prepare the Final Closing Statement in good faith using the same accounting principles, policies, practices, classifications and methodologies used in preparation of the Financial Statements, to the extent consistent with GAAP.  If the Closing Date does not occur at a financial week or month end for accounting purposes, the parties may agree on mutually acceptable roll forward or roll back procedures.  Each party shall provide the other parties and their representatives with reasonable access to books and records and relevant personnel during the preparation of the Final Closing Statement and the resolution of any disputes that may arise under this Section 4(c).

(iv)  If Seller disagrees with the determination of the Closing Working Capital as shown on the Final Closing Statement, Seller shall notify Globalstar in writing of such disagreement within 30 days after delivery to Seller of the Final Closing Statement, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement.    If Seller delivers to Globalstar a notice accepting the Final Closing Statement, or Seller does not deliver a written objection to the Final Closing Statement within such 30 day period, then, effective as of the earlier of the date of delivery of such notice of acceptance or as of the close of business on such 30th day, the Final Closing Statement shall be deemed to be accepted by Seller.

(v)  Following the delivery of a notice of disagreement, Globalstar and Seller shall negotiate in good faith to resolve any disagreement with respect to the Final Closing Statement.  If Globalstar and Seller are unable to resolve all disagreements properly identified by Seller pursuant to Section 4(c)(iv) within 30 days after delivery to Globalstar of written notice of such disagreement, then such disagreements shall be submitted for final and binding resolution to the Independent Accountant.  The Independent Accountant will only consider those items and amounts set forth in the Final Closing Statement as to which Globalstar and Seller have disagreed within the time periods provided, and must resolve the matter in accordance with the terms and provisions of this Agreement and shall deliver to Globalstar and Seller, as promptly as practicable and in any event within 60 days after its appointment, a written report setting forth the resolution determined in accordance with the terms of this Agreement of any such disagreement; provided that the dollar amount of each item in dispute shall be determined within the range of the maximum and minimum dollar amounts proposed by Globalstar and Seller.  The scope of the disputes to be resolved by the Independent Accountant shall be limited to whether the calculation of the Closing Working Capital was done in accordance with this Section 4(c), and whether there were mathematical errors in such calculation, and the Independent Accountant is not to make any other determination.  The Independent Accountant shall make its determination based solely on presentations and supporting material provided by the parties and not pursuant to any independent review.  The determination of the Independent Accountant shall be final and binding upon Globalstar and Seller.  The fees, expenses and costs of the Independent Accountant shall be paid one-half by Globalstar and one-half by Seller.

(vi)  If the Closing Working Capital as finally determined in accordance with this Section 4(c) is less than the Estimated Closing Working Capital, then the dollar amount set forth in clause (i) of Section 4(a) (and therefore the Closing Purchase Price) shall be decreased on a dollar-for-dollar basis by the amount of such shortfall, and if the Closing Working Capital as finally determined in accordance with this Section 4(c) is greater than Estimated Closing Working Capital, then the dollar amount set forth in clause (i) of Section 4(a) (and therefore the Closing Purchase Price) shall be increased on a dollar-for-dollar basis by the amount of such excess.  If any adjustment under this Section 4(c)(vi) results in a reduction in the Closing Purchase Price, Seller shall pay the amount of such reduction in cash to Globalstar via wire transfer of immediately available funds, and if any adjustment under this Section 4(c)(vi) results in an increase in the Closing Purchase Price, Globalstar shall pay the amount of such increase to Seller via wire transfer of immediately available funds, in each case within five days after the Closing Working Capital is finally determined.

(d)  Transfer Taxes.  All sales and use taxes, transfer taxes, recording fees and similar taxes and fees owed to any jurisdiction or governmental authority as a result of the transactions contemplated by this Agreement shall be paid by Buyer.

(e) Seller’s Right to Direct Payment to Lenders.  Notwithstanding anything contained in this Agreement to the contrary, Seller reserves the right to require Globalstar to direct any portion of the Closing Purchase Price otherwise deliverable to Seller in shares of Globalstar Stock directly to (and in the name of) certain of its lenders pursuant to a written instruction letter provided to Globalstar by Seller on or before the Closing Date, so long as each such lender agrees in writing with Globalstar to be bound by the restrictions on transfer set forth in Section 8(f) hereof.

5. Allocation of Purchase Price.  The parties agree that the Purchase Price shall be allocated among the Purchased Assets transferred hereunder as set forth on Exhibit J.  The parties hereby covenant and agree that, without the prior written consent of the other party, they will not take a position on any tax return before any governmental authority charged with the collection of tax or in any judicial proceeding that is materially inconsistent with the terms of this Section 5.

6. Representations and Warranties of Seller.  As of the date of this Agreement, Seller represents and warrants to Buyer and Globalstar as follows, except as set forth on a correspondingly numbered schedule delivered by Seller to Buyer and Globalstar dated as of the date hereof (the “Seller Disclosure Schedule”):

(a)  Organization.  Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Seller is not required to be qualified to do business in any jurisdiction other than as set forth on Section 6(a) of the Seller Disclosure Schedule.  Seller has full limited liability company power and authority to own, lease, and operate the Purchased Assets and to carry on the Business as presently conducted.  The copies of the articles of organization and operating agreement of Seller furnished to Buyer and identified in Section 6(a) of the Seller Disclosure Schedule are complete and reflect all amendments thereto through the date hereof.  Seller has no subsidiaries.  Except as set forth on Section 6(a) of the Seller Disclosure Schedule, Seller has no current contractual or other relationship with U.S. Telemetry Company.

(b)  Authority.  Seller has full limited liability company power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party, and to perform its obligations hereunder and thereunder.  This Agreement and each other Transaction Document to which Seller is or will be a party have been duly authorized by all necessary  action of Seller and constitute (or, when delivered, will constitute) the valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally.  Except as set forth on Section 6(b) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement or any other Transaction Document by Seller nor the consummation of the transactions contemplated hereby or thereby will violate or conflict with, result in the breach of, accelerate the performance required by, constitute a default under, or require the approval or consent of any third party under, (i) any provision of any material order, ruling, judgment or decree of any court or any agency of government pertaining specifically to Seller or the operation of the Business, (ii) the articles of organization, operating agreement or other governing documents of Seller, or (iii) any mortgage, note, debt instrument, lease, or any other agreement to which Seller is a party or by which it or any of the Purchased Assets are bound, or will be an event which after notice or lapse of time or both, will result in any such violation, conflict, breach, acceleration or default, or will result in the creation of a lien, charge or encumbrance on any of the Purchased Assets transferred hereunder. For purposes of this Section 6, “Knowledge” shall mean the knowledge that David Biggs and /or Allain Gagnet actually has or should reasonably be expected to have in the ordinary course of the discharge of his responsibilities.

(c)  Taxes.  (i) Seller has filed all state, federal and local tax returns, information returns, and reports required to be filed with the appropriate governmental authority, (ii) Seller has paid all taxes when due, and (iii) all taxes which Seller is required to withhold or to collect have been duly withheld and collected and if required to be paid over to the proper governmental authorities have been so paid  (except, in the case of this Section 6(c)(i), (ii) and (iii), to the extent such taxes (or the applicable tax returns to which such taxes pertain) are being contested by Seller in good faith with the appropriate governmental authority as set forth on Section 6(c) of the Seller Disclosure Schedule).  No tax audits, liens, levies or assessments are pending (or have been completed and not discharged) or, to the best of Seller’s Knowledge, are threatened with respect to Seller or the Purchased Assets.

(d)  Title to Purchased Assets; Sufficiency.

(i)  Seller has good, marketable, fee simple title to, and has control of, each of the Purchased Assets owned by it, free and clear of all mortgages, liens, pledges, charges, claims, restrictions, defects of title or other encumbrances (collectively, “Encumbrances”), except for Permitted Encumbrances, and any Encumbrances described on Section 6(d)(i) of the Seller Disclosure Schedule (which shall be discharged and released in full on or before the Closing), and at the Closing, Seller shall transfer the same to Buyer free and clear of all Encumbrances, except for Permitted Encumbrances. For purposes of this Agreement, “Permitted Encumbrances” means (i) all liens relating to real property disclosed in policies of insurance that have been furnished or made available to Buyer, (ii) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (iii) mechanics’, carriers’, workers’ and repairers’ liens arising or incurred in the ordinary course of business that are not material to the assets so encumbered, (iv) zoning, entitlement and other land use and environmental regulations by any governmental authority, provided that such regulations have not been violated in any material respect and do not and will not materially detract from the value or interfere with the present use of the properties subject thereto, (v) liens in favor or Buyer or Globalstar created by this Agreement, and (vi) such imperfections of title, easements, encumbrances and mortgages or other liens as are not substantial in character, amount or extent, do not and will not materially detract from the value or interfere with the present use of the properties subject thereto or affected thereby or otherwise materially impair the operations of the Business or the transfer of the Purchased Assets contemplated hereby.

(ii)  Seller does not own any real property.  Section 6(d)(ii) of the Seller Disclosure Schedule contains a list of all leases of real property in which Seller has a leasehold interest (the “Leased Real Property”).  To the Knowledge of Seller, (A) use of the Leased Real Property for the various purposes for which it is presently being used is permitted under all applicable zoning legal requirements and is not subject to “permitted nonconforming” use or structure classifications, (B) all improvements to the Leased Real Property are in compliance with all applicable material laws and regulations, including those pertaining to zoning, building, and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects, (C) no part of any material improvement to the Leased Real Property encroaches on any real property not included in the Leased Real Property, and (D) there are no buildings, structures, fixtures or other material improvements primarily situated on adjoining property which encroach on any part of the Leased Real Property.  Each parcel of Leased Real Property abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Leased Real Property and comprising a part of the Leased Real Property, is supplied with public or quasi-public utilities and other services appropriate for the operation of the facilities located thereon and, to the Knowledge of the Seller, is not located within any flood plain or area subject to wetlands regulation or any similar restriction.  To the Knowledge of Seller, there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any facility or that would prevent or hinder the continued use of any facility used in the conduct of the Business.

(iii)  The Purchased Assets constitute all of the assets necessary to operate the Business as currently conducted.

(e)  Machinery, Equipment, Etc.  Except as set forth on Section 6(e) of the Seller Disclosure Schedule, all machinery, equipment, and any other such tangible personal property transferred hereunder, have been maintained in accordance with good maintenance policies and practices (consistent with past practice) and are, and on the Closing Date will be, in good working order and repair, ordinary wear and tear excepted.  Such assets are adequate and sufficient for the operation of the Business (consistent with past practice) and conform in all material respects with all applicable ordinances, regulations, and laws relating to their use and operation.

(f)  Financial Statements; Undisclosed Liabilities.  Seller has furnished or made available to Buyer true and correct copies of (i) an audited balance sheet of Seller at December 31, 2008, and the related audited statements of income, shareholders’ equity, and cash flows for the 12 months then ended, including the notes thereto and together with the report thereon (the “Annual Financial Statements”), and (ii) an unaudited balance sheet of Seller at October 31, 2009 (the “Interim Balance Sheet”) and the related statements of income for the 10 months then ended (such interim income statement and the Interim Balance Sheet being referred to as the “Interim Financial Statements” and the Interim Financial Statements  and the Annual Financial Statements being collectively referred to as the “Financial Statements”).  All of the Financial Statements are true and complete in all material respects and fairly present the assets, liabilities, financial condition and results of operations of Seller at such dates and for such periods, and, except as set forth on Section 6(f) of the Seller Disclosure Schedule, all in accordance with U.S. generally accepted accounting principles consistently applied throughout the periods involved (“GAAP”) (except that the Interim Financial Statements do not contain footnotes and are subject to normal year-end adjustments).  Seller has no liabilities, obligations, or contingencies (whether absolute, accrued, or contingent) (each a “Liability” and collectively, “Liabilities”) except (i) Liabilities that are accrued or reserved against on the Interim Balance Sheet; (ii) additional Liabilities since the date of the Interim Balance Sheet (the “Balance Sheet Date”) that have arisen in the ordinary course of business (consistent with past practice); (iii) additional Liabilities that are expressly provided for in any Contracts that are not required to be reflected in the Financial Statements; and (iv) Liabilities disclosed on Section 6(f) of the Seller Disclosure Schedule.  Seller’s warranty reserve maintained on the Interim Balance Sheet is adequate based on past claim experience, and Seller has no reason to believe that  any warranty claims arising following the Closing will exceed such warranty reserve amount.

(g)  Inventory.  Except as set forth on Section 6(g) of the Seller Disclosure Schedule, (i) the inventory transferred hereunder consists of items of a quality and quantity usable or saleable in the ordinary course of the Business as it is currently being conducted.  , and (ii) Seller is not in possession of any inventory not owned by Seller, including goods already sold.  The quantities of Seller’s inventory are not excessive but are reasonable in connection with the operation of the Business, consistent with past practice.

(h)  Casualty and Insurance.  Since December 31, 2008, the Purchased Assets have not been affected by any fire, explosion, accident, flood, drought, storm, earthquake, embargo, act of God, or other casualty, whether or not insured, that in any way has materially impaired or could reasonably be expected to materially impair the Business or has had a material adverse effect or could reasonably be expected to have a material adverse effect on the value of any of the Purchased Assets.

(i)  Contracts.    Exhibit D attached hereto includes an identification of all Contracts to which Seller is a party or by which any of the Purchased Assets are bound which (i) involve obligations owed to or by Seller of more than $50,000 in value, (ii) are not terminable by Seller without penalty on 30 days notice or less, (iii) involve the license of Intellectual Property to or from Seller, (iv) contain any exclusivity, noncompetition, “most favored nations” or similar commitment, or (v) are otherwise material to the Business or the Purchased Assets.  Each such Contract is in full force and effect and represents a legal, binding and enforceable obligation by or against Seller, and, except as set forth on Section 6(i) of the Seller Disclosure Schedule, no event has occurred which constitutes or, with the giving of notice or passage of time, or both, would constitute, a material default thereunder by Seller or, to the Knowledge of Seller, any other party thereto.  Seller has furnished or made available to Buyer correct and complete copies of each Contract listed on Exhibit D and all amendments thereto, modifications thereof.

(j)  Governmental Licenses, Permits, and Approvals.  Exhibit B attached hereto lists all of the material licenses, registrations and permits required to operate the Business as currently conducted (including, without limitation, all licenses, registrations and permits issued by the Federal Communications Commission or any analogous non-U.S. regulatory body) (“Material Permits”).  Except as set forth on Section 6(j) of the Seller Disclosure Schedule, no registration with, approval by, clearance from or pre-notification to any governmental agency, nor any Material Permit, is required in connection with the execution and performance of this Agreement by Seller.  (i) Seller has obtained all Material Permits necessary for the conduct of the Business, (ii) each such Material Permit is in full force and effect, and (iii) Seller is not in material default under any such Material Permit.

(k)  Employee Matters.

(i)  Section 6(k)(i) of the Seller Disclosure Schedule contains a complete and accurate list of the titles and compensation levels of all employees of Seller (collectively, the “Seller Employees”).  In addition, Section 6(k) of the Seller Disclosure Schedule contains a complete and accurate description of any contractual obligations or commitments of Seller for increases in compensation of the Seller Employees that have not yet been effected.

(ii)  Section 6(k)(ii) of the Seller Disclosure Schedule contains a list of each employment agreement, non-competition agreement or similar contract entered into between Seller and any Seller Employee including all amendments thereto (the “Employment Agreements”).

(iii)  Seller (A) is, and has been since January 1, 2007, in material compliance with all laws, rules, regulations and ordinances respecting employment and employment practices, terms and conditions of employment and wages and hours, and (B) is not liable in any material amount for any arrears of wages or penalties for failure to comply with any of the foregoing.  There are no (1) unfair labor practice charges, discrimination charges or other complaints pending or, to Seller’s Knowledge, threatened against Seller before any governmental authority or arbitral body or (2) existing or, to Seller’s Knowledge, threatened material labor strikes, disputes, grievances or controversies against or relating to Seller or Seller Employees.

(iv)  Seller is not a party to any agreement with any union, labor organization, or collective bargaining unit.  No Seller Employee is represented by any union, labor organization, or collective bargaining unit.  To Seller’s Knowledge, no Seller Employees have threatened to organize or join a union, labor organization, or collective bargaining unit.

(l)  Employee Benefit Matters.  Section 6(l) of the Seller Disclosure Schedule lists each employee benefit, equity incentive plan, or compensation plan or program covering currently active, former, or retired employees of Seller (“Plan”).  Seller has furnished or made available to Globalstar a copy of each Plan document (or, if there is no Plan document, a written description), and where applicable, any related trust agreement, annuity, or insurance contract and, where applicable, the three most recent annual reports filed with the applicable governmental authority, including all attachments and schedules thereto.

(m)  Compliance with Laws.  Seller (i) is, and has been since January 1, 2007, in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees, or other requirements imposed by any governmental authority applicable to the Purchased Assets or the operation of the Business (including without limitation, the Foreign Corrupt Practices Act to the extent applicable to Seller), (ii) since January 1, 2007, has not received any written notice or citation from any governmental authority for noncompliance by the Business with respect to the foregoing, (iii) has no Knowledge of any condition or event which, after notice or lapse of time, or both, would constitute noncompliance with any of the foregoing.

(n)  Brokers.  Seller has not expressly or impliedly engaged any broker, finder, or agent with respect to any transaction contemplated by this Agreement.

(o)  Absence of Certain Changes and Conduct of Business.  Except as set forth on Section 6(o) of the Seller Disclosure Schedule, since December 31, 2008, there has been no material adverse change in the Purchased Assets, or the financial condition and results of operations of the Business, and Seller has not:

(i)  contracted for the purchase of any capital assets in excess of $50,000, or made any capital expenditures in excess of $50,000, except in the ordinary course of business consistent with past practice;

(ii)  incurred any liabilities or obligations in excess of $50,000, except in the ordinary course of business consistent with past practice;

(iii)  forgiven or canceled any debts or claims in excess of $25,000 or released or waived any rights or claims, except in the ordinary course of business consistent with past practice;

(iv)  mortgaged, pledged or subjected to any security interest, lien, lease or other charge or encumbrance any of its assets;

(v)  acquired or disposed of any material assets of the Business except in the ordinary course of business consistent with past practice;

(vi)  increased the compensation of any Seller Employee

(vii)  made any payments to any person or entity  (“Person”) in excess of $50,000, except in the ordinary course of business consistent with past practice, or loaned any money to any Person in excess of $25,000 (other than ordinary course advances of expenses to employees consistent with past practice);

(viii)  formed or acquired or disposed of any interest in any corporation, partnership, joint venture or other entity;

(ix)  entered into a material agreement with any person or group, or terminated, modified or amended any material Contract except in the ordinary course of business consistent with past practice;

(x)  received any written (or, to the Knowledge of Seller, oral) communication from any customer or supplier that it intends to discontinue or materially change the terms of its relationship with Seller;

(xi)  entered into any transaction or created any contractual relationship with any member, manager, officer or affiliate of Seller (or any affiliate of the foregoing), except in the ordinary course of business and on an arms-length basis on terms not less favorable to Seller than that which would have been available from an unaffiliated third party;

(xii)  materially changed its accounting methods (including without limitation any change in its bad debt reserve policy or the application thereof); or

(xiii)  entered into any agreement to do any of the foregoing.

(p)  Litigation.  Except as set forth on Section 6(p) of the Seller Disclosure Schedule, there is no claim, action, suit, or proceeding, administrative or judicial, pending or, to Seller’s Knowledge, threatened against or affecting Seller or involving the Purchased Assets or the Business, at law or in equity or before any governmental authority or arbitral body, including, without limitation, any claim, proceeding, or suit for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement.  Seller has no Knowledge of and has not received written notice that it is subject to or in default under any existing order, writ, injunction, or decree of any court or any governmental authority specifically affecting Seller or the operation of the Business.

(q)  Environmental Matters.  Seller is, and has been since January 1, 2007, in material compliance with all applicable laws which relate to pollution or the protection of human health or the environment (including, without limitation, air, surface water, ground water, land surface, subsurface strata, and natural resources) (collectively, “Environmental Law”).  Since January 1, 2007, Seller has not received written notice of and is not currently the subject of any pending or, to its Knowledge, threatened actions, causes of action, claims, investigations, demands or notices by any Person alleging liability under, or non-compliance with, any Environmental Law.  There are no present circumstances that prevent the validity of or ability of Seller to obtain, maintain, and remain in material compliance with all permits and authorizations required to be obtained by Seller and the Business under Environmental Law.  Seller has not disposed of or released, or caused or allowed the disposal or release of any pollutant, contaminant, substance or material that is regulated under applicable Environmental Law as harmful or potentially harmful to human health, natural resources or the environment (“Hazardous Material”) and at a concentration or level, or in a quantity, which requires a response action or remedial action under any Environmental Law by a governmental authority, and, since January 1, 2007, Seller has not received written notice of any alleged liability, non-compliance, or requirement to conduct a response or remedial action under any Environmental Law with respect to the Leased Real Property. There is currently no (i) aboveground or underground storage tank located on the Leased Real Property used or formerly used by Seller to store any Hazardous Material, (ii) other Hazardous Materials or Hazardous Material-containing equipment or material at the Leased Real Property at a concentration or level, or in a quantity, which requires a response action or remedial action under any Environmental Law by an appropriate governmental authority.  Seller has furnished or made available to Globalstar copies of all relevant material environmental documentation (other than attorney-client or work-product privileged materials) that is not older than ten years and that is in the possession and/or under the control of Seller relating to the Leased Real Property or the Business.

(r)  True Copies.  All documents furnished or made available to Buyer or Globalstar by Seller pursuant to this Agreement are true and correct copies, and there are no amendments, modifications or side letters thereto except as set forth in such documents.

(s)  Intellectual Property.

(i)  Except as set forth in Section 6(s) of the Seller Disclosure Schedule, Seller owns valid, enforceable and transferable rights in all trademarks, patents, service marks, trade names, domain names and copyrights (including registrations, licenses and applications pertaining thereto) or confidential or proprietary technology, know-how, trade secrets, formulae or processes (including proprietary software) (collectively, “Intellectual Property”) set forth on Exhibit E which are used by it in connection with the operation of the Business.  Such Intellectual Property constitutes all Intellectual Property necessary to operate the Business as currently conducted, consistent with past practice.  All of the Intellectual Property used by Seller in connection with the operation of the Business is owned by it free and clear of all Encumbrances, except for Permitted Encumbrances or as otherwise disclosed in Section 6(s) of the Seller Disclosure Schedule.

(ii)  Exhibit E sets forth:  (A) for each patent, the number and subject matter for each country in which such patent has been issued or, if applicable, the application number, date of filing and subject matter for each country; (B) for each trademark, trade name or service mark, the application serial number or registration number; and (C) for each copyright (other than unregistered copyrights), the name and number.  True, complete and correct copies of all patents, trademarks, trade names and service marks (including pending applications) owned, controlled, created or used by or on behalf of Seller have been furnished or made available to Globalstar (or, as applicable, summary descriptions thereof).

(iii)  Except as set forth in Section 6(s) of the Seller Disclosure Schedule, (A) Seller has no obligation to compensate any Person  for the license of any Intellectual Property of such other Person, and (B) Seller has not granted to any other Person any license, option or other rights to use any of its Intellectual Property.  All licenses and other written agreements relating to any Intellectual Property used by Seller in connection with the operation of the Business are listed on Exhibit D hereto and copies have been furnished or made available to Globalstar.

(iv)  Except as set forth in Section 6(s) of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Seller, threatened claims of infringement, misappropriation or misuse of the Intellectual Property against Seller, and, to the Knowledge of Seller, no Person has a valid basis to assert any such claim.  Since January 1, 2007, Seller has not been notified in writing by any Person that it is claiming ownership of or right to use any of the Intellectual Property.  To the Knowledge of Seller, no Person is infringing on or misappropriating any part of the Intellectual Property.

(v)  Seller has taken commercially reasonable measures to protect and maintain its ownership of and other rights to the Intellectual Property necessary to operate the Business as currently conducted, consistent with past practice.  All Persons, including without limitation, employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of Seller’s Intellectual Property on behalf of Seller have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller full and effective ownership of all intangible property thereby arising.

(t)  Accounts Receivable.  All accounts receivable of Seller from customers unaffiliated with Globalstar (the “Unaffiliated Receivables”) that are included  in the Purchased Assets represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business.    Except as set forth in Section 6(t) of the Seller Disclosure Schedule, there is no contest, right of setoff, or to the Knowledge of Seller, claim or defense, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of an Unaffiliated Receivable relating to the amount or validity of such Unaffiliated Receivable.

(u)  Affiliate Transactions.  Except as set forth in Section 6(u) of the Seller Disclosure Schedule, to the Knowledge of Seller, none of Seller’s officers, managers, employees, affiliates, or immediate family members of any of the foregoing has any interest (other than as a non-controlling holder of securities of a publicly-traded company), either directly or indirectly, in any Person (whether as an employee, officer, director, shareholder, agent, independent contractor, security holder, creditor, consultant or otherwise) that currently (a) engages in any activity which directly competes with the Business; (b) is a supplier of, customer of, creditor of, or has an existing contractual relationship with, Seller; or (c) has any direct or indirect interest in any material asset used in or necessary for the conduct of the Business.

(v)  Customers and Vendors.  Except as set forth in Section 6(v) of the Seller Disclosure Schedule, Seller does not have Knowledge of any material adverse change in its relationship with any of its current customers or vendors, and has not received written notice from any of its current customers or vendors that such party intends to terminate its relationship with Seller or materially reduce the value of its business with Seller.

(w)  Securities Law Matters.

(i)  Except as specified by Section 8(f)(ii) or as otherwise contemplated herein, Seller will be acquiring the portion of the Purchase Price comprised of Globalstar Stock (the “Stock Consideration”) only for its own account and not on behalf of any other Person, and only for the purpose of holding for investment and not with a view to any further distribution thereof.  Except with respect to certain lenders of Seller as provided in Section 4, (1) no other Person is participating with Seller in respect to the acquisition of the Stock Consideration, and (2) Seller has no agreement, arrangement, or understanding for sale or transfer of any part of the Stock Consideration to any other Person.

(ii)  Seller understands that, in reliance upon the representations and warranties contained in this Agreement, neither the offering nor the sale and transfer of the Stock Consideration to Seller has been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, and the Stock Consideration is being offered and sold pursuant to limited exemptions provided in the Securities Act, the rules and regulations promulgated thereunder and applicable state securities laws.  Seller understands that no governmental agency has recommended or endorsed the Stock Consideration or made any finding or determination relating to the fairness for investment of the Stock Consideration.  Seller was not offered or sold the Stock Consideration, directly or indirectly, by means of any form of general solicitation or general advertising, including, without limitation, the following:  (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; or (ii) any seminar or meeting whose attendees had been invited by any general solicitation or general advertising.

(iii)  Seller is aware that the Stock Consideration constitutes restricted stock under the Securities Act, and may not be sold or transferred except pursuant to an effective registration statement under the Securities Act or pursuant to exemptions from registration under the Securities Act, the rules and regulations promulgated thereunder, and applicable state securities laws.

7. Representations and Warranties of Buyer and Globalstar.  As of the date of this Agreement, Buyer and Globalstar jointly and severally represent and warrant to Seller as follows:

(a)  Organization.  Globalstar is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware, with full corporate power and authority to own, lease, and operate its properties and to carry on its business as it has been and is presently conducted.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado, with full limited liability company power and authority to own, lease, and operate its properties and to carry on its business as it has been and is presently conducted.

(b)  Authority for Agreement.  Each of Buyer and Globalstar has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and perform its respective obligations hereunder and thereunder, and this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary and proper corporate action of each of Buyer and Globalstar.  This Agreement constitutes, and the other Transaction Documents to which Buyer or Globalstar is a party, when delivered, will constitute, the valid and legally binding obligations of Buyer or Globalstar, as the case may be, enforceable against such party in accordance with their respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally.  Neither the execution and delivery of this Agreement by Buyer and Globalstar, nor the consummation of the transactions contemplated hereby, will violate or conflict with, result in the breach of, accelerate the performance required by, or constitute a default under, (i) any provision of any order, ruling, judgment or decree of any court or any agency of government, (ii) the governing documents of Buyer or Globalstar, or (iii) any mortgage, note, debt instrument, lease, or any other contract or agreement, written or oral, to which Buyer or Globalstar is a party or by which it or any of its properties is bound or affected. In addition, except as set forth on Schedule 7(b) hereto, neither Buyer nor Globalstar is required to submit any notice, report or other filing with any governmental authority in connection with its execution, delivery or performance of this Agreement or any other document, instrument or agreement to be executed and delivered by Buyer or Globalstar in connection herewith. Except as set forth on Schedule 7(b) hereto, no consent, approval or authorization of any governmental authority or any other Person is required to be obtained by Buyer or Globalstar in connection with its execution, delivery and performance of this Agreement or any other document, instrument or agreement to be executed and delivered by Buyer or Globalstar in connection herewith or the consummation of the transactions contemplated hereby or thereby.

(c)  Brokers.  Neither Buyer nor Globalstar has expressly or impliedly engaged any broker, finder, or agent with respect to any transaction contemplated by this Agreement.

(d)  Globalstar Capitalization.  The authorized capital stock of Globalstar consists of (A) 865,000,000 shares of voting common stock, par value $0.0001 per share, of which 157,558,158 shares were issued and outstanding as of December 11, 2009, (B) 135,000,000 shares of nonvoting common stock, par value $0.0001 per share, none of which were issued and outstanding as of December 11, 2009, and (C) 100,000,000 shares of preferred stock, par value $0.0001 per share, of which one share was issued and outstanding as of December 11, 2009.  Except as described in the SEC Reports (as defined below) or as set forth in this Agreement or in Schedule 7(d) hereto (i) no subscription, warrant, option or other right to purchase or acquire any shares of any class of capital stock of Globalstar or securities convertible into or exchangeable for shares of such capital stock was authorized or outstanding, (ii) there was no commitment of Globalstar to issue any such shares, warrants, options or other such rights or securities and (iii) there were no agreements, arrangements, rights or commitments of any character relating to the issuance, sale, purchase or redemption, or restricting the transfer, of, or the declaration or payment of dividends on, any shares of capital stock of Globalstar.  All of the issued and outstanding shares of Globalstar Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and non-assessable.  Globalstar is the sole member of Buyer. Each of Globalstar and Buyer is solvent and the closing of the transaction contemplated hereby shall not render Buyer or Globalstar insolvent.

(e)  Issuance.  Globalstar has reserved all shares of authorized and unissued Globalstar Stock necessary to satisfy its obligations to issue Globalstar Stock pursuant to Section 4 of this Agreement in all respects. Globalstar agrees that it shall not revoke such reservation of shares (in whole or in part) without the prior written consent of Seller unless and until all obligations of Globalstar to issue shares hereunder shall have been unconditionally satisfied in full. The Globalstar Stock to be issued pursuant to the terms of this Agreement has been duly and validly authorized, reserved for issuance and, when issued, sold and delivered by Globalstar in accordance with the terms of this Agreement, will have been duly and validly issued, fully paid and non-assessable, will be eligible for trading on the NASDAQ Stock Market (or any other national securities exchange on which the Globalstar Stock is then listed), and will be free of any Encumbrance other than restrictions on transfer arising under applicable securities laws and under Section 8(f) of this Agreement, as applicable. No Person has any preemptive rights with respect to the Globalstar Stock to be issued hereunder that have not been waived.

(f)  SEC Reports.  Globalstar has filed each form, report, schedule, registration statement, registration exemption, if applicable, proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed by Globalstar pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the SEC since November 2, 2006 (as such documents have since the time of their filing been amended or supplemented, the “SEC Reports”). Each of the SEC Reports filed or furnished on or prior to the date hereof, at the time of its filing, complied, and each of the SEC Reports filed or furnished after the date hereof will comply, in all material respects, with the applicable requirements of each of the Exchange Act and the Securities Act and the rules and regulations thereunder. As of their respective dates, the SEC Reports did not, and any SEC Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The audited and unaudited consolidated financial statements of Globalstar included in the SEC Reports fairly present in conformity in all material respects with GAAP (except as may be indicated in the notes thereto) the consolidated financial position of Globalstar and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. There has been no material adverse change to the business or financial condition of Globalstar that has not been disclosed in the SEC Reports or that has arisen since the date of the last SEC Report which would have required disclosure thereof.

(g)  Litigation.  There is no claim, action, suit or proceeding, administrative or judicial, pending, or, to the knowledge of Buyer or Globalstar, threatened against Buyer, Globalstar or any of their respective affiliates for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement.

(h)  Reliance. Buyer and Globalstar each acknowledge and agree that in entering into this Agreement it has not relied and is not relying on any warranties, representation, covenants or other statements whatsoever, whether written or oral (from or by the Seller or any Person acting on its behalf), other than those expressly set forth in this Agreement and that they will not have any right or remedy arising out of any warranty, representation, covenant or other statement not set out in this Agreement.  Buyer and Globalstar further acknowledge that their decision to enter into this Agreement and consummate the transactions contemplated hereunder is and will be based upon their independent evaluation of the Business, its technology, its past performance and its future prospects and the representations and warranties included in this Agreement.

8. Covenants.

(a)  Interim Operations.  Seller covenants and agrees that, after the date hereof and prior to the Closing, unless Globalstar shall otherwise approve in writing and except as otherwise expressly contemplated by this Agreement or as required by applicable laws, the Business shall be conducted in the ordinary course, consistent with past practice, and Seller shall use its commercially reasonable efforts to (A) preserve its business organizations intact, (B) maintain existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates, and (C) keep available the services of the present employees and agents of the Business. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement through the Closing Date, except (A) as otherwise expressly required by this Agreement or applicable laws, (B) as Globalstar may approve in writing, or (C) as set forth in Section 8(a) of the Seller Disclosure Schedule, Seller will not take any action described in Section 6(o) hereof.

(b)  Access and Information.  Seller shall give Buyer and Globalstar, and their counsel, accountants and other representatives, full access during normal business hours (and upon prior written notice a reasonable amount of time prior to the time such access is requested (and in no case less than 48 hours)), throughout the period prior to the Closing Date, to all property, books, leases, contracts, commitments and records of Seller and the Business, and Seller shall cause to be furnished to Buyer and Globalstar and their representatives during such period all of such information concerning such operations as Buyer and Globalstar and their representatives may reasonably request.  Seller shall permit Buyer and Globalstar to make any investigations of the Leased Real Property and Purchased Assets, including, without limitation, environmental investigations, as Buyer determines in its sole discretion.  Buyer and Globalstar and their counsel, accountants and other representatives shall not disclose to Persons outside of Buyer and Globalstar (and with respect to Buyer and Globalstar, only to such Persons who have a justifiable business purpose to know) any confidential or proprietary information of Seller or the Business or information of others that Seller is obligated to maintain in confidence, which is obtained by Buyer pursuant to this Section 8(b).  In the event the transactions contemplated by this Agreement fail to close, for whatever reason, Buyer and Globalstar shall return all confidential proprietary information of Seller to Seller.

(c)  Consents and Regulatory Approvals.  Seller shall use its commercially reasonable efforts following the execution of this Agreement to prepare and file promptly all necessary documentation, to effect all necessary applications, notices, petitions and filings, and shall use its commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things in order to obtain all consents, approvals and transfers required from governmental authorities and other third parties in order to transfer the Purchased Assets to Buyer at the Closing (including, without limitation, approvals from governmental authorities to transfer all governmental licenses necessary to operate the Business (to the extent assignable)), and consents from third parties necessary to transfer all Contracts to Buyer.  Globalstar and Buyer shall use their commercially reasonable efforts following the execution of this Agreement to prepare and file promptly all necessary documentation, to effect all necessary applications, notices, petitions and filings, and shall use their commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things in order to obtain all consents, approvals and transfers required from governmental authorities and other third parties, if any, in order to acquire the Purchased Assets on the terms set forth herein.  Each party shall cooperate and assist the other party or parties in the preparation and filing of any of the required applications, and shall have the right to review and approve in advance all applications, notices, petitions and filings made in connection with the transactions contemplated by this Agreement. The parties agree that they will consult and cooperate with each other with respect to the obtaining of all such necessary approvals and authorizations of governmental authorities.

(d)  Exclusivity.  Until the earlier of the (i) consummation of the Closing, or (ii) termination of this Agreement in accordance with Section 21 below, Seller shall not, nor shall it authorize or permit any of its owners, managers, officers or employees to, and Seller shall use its commercially reasonable efforts to cause any investment banker, financial advisor, attorney, accountant or other representative acting on behalf of it or any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Seller Acquisition Proposal (as defined below) or (ii) participate in any negotiations or discussions regarding a Seller Acquisition Proposal. For purposes of this Agreement, “Seller Acquisition Proposal” means any bona fide inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of any assets or business that constitutes 10% or more of the net revenues, net income or the assets of the Business, (ii) any direct or indirect acquisition or purchase of 10% or more of any class of voting securities of Seller, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller, in each case other than the transactions contemplated by this Agreement (provided that a description of a potential liquidation and dissolution of Seller following the Closing that is included in the Information Statement provided to Seller’s members pursuant to Section 8(l) below shall not constitute a breach of this Section 8(d)).  In addition, Seller shall as promptly as practicable advise Globalstar, orally and in writing, of any request for information or of any Seller Acquisition Proposal (and in any case within 24 hours of such request or the receipt of a Seller Acquisition Proposal), the principal terms and conditions of such request or Seller Acquisition Proposal and the identity of the person making such request or Seller Acquisition Proposal. Seller shall keep Globalstar informed of the status and details (including amendments or proposed amendments) of any such request or Seller Acquisition Proposal as promptly as practicable.

(e)  Noncompetition and Nonsolicitation.

(i)  For a period of three (3) years after the Closing, Seller shall not, anywhere in the world, directly or indirectly, invest in, own, manage, operate, finance, control, advise, render services to, or guarantee the obligations of any Person actively engaged or, to the Knowledge of Seller, planning to become engaged in direct competition with the Business (in the same manner as the business was conducted in the ordinary course immediately prior to Closing); provided, however, that Seller may own, purchase, or otherwise acquire up to (but not more than) five percent (5%) of any class of the securities of any Person (but may not otherwise participate in the activities of such person) if such securities are publicly traded.

(ii)  For a period of three (3) years after the Closing, Seller shall not, directly or indirectly: (i) solicit, for the purpose of providing competing business, a customer of the Business; (ii) intentionally cause or induce or attempt to cause or induce any customer, supplier or employee of the Business or other Person having a material business relationship with the Business to reduce its level of business or cease doing business with Buyer or its affiliates or to deal with any competitor of the Business; or (iii) hire, retain, or attempt to hire or retain any employee of Buyer or its affiliates (other than those Persons who ceased to have such relationship with Buyer or its affiliates or who independently contact Seller other than through actions that would result in a violation of this Section 6(e)(ii) by such parties).

(iii)  If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Sections 8(e)(i)-(ii) is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 8(e) will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  Seller acknowledges and agrees that this Section 8(e) is reasonable and necessary to protect and preserve Buyer and Globalstar’s legitimate business interests and the value of the Purchased Assets and the Business and to prevent any unfair advantage conferred on Seller.

(f)  Registration for Globalstar Stock; Market Standoff.

(i)  Any shares of Globalstar Stock issued (or to be issued) pursuant to the terms of this Agreement, including any Globalstar Stock issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of such Globalstar Stock, shall be registered under the Securities Act upon the terms and conditions set forth in the Registration Rights Agreement attached as Exhibit K hereto (the “Registration Rights Agreement”).

(ii)  Seller shall not sell or otherwise transfer to any Person any shares of Globalstar Stock issued as Closing Purchase Price or Earnout Payments for a one-year period (the “Market Standoff Period”) following the Closing Date, except with respect to the transfer of those shares of Globalstar Stock transferred by or on behalf of Seller to certain of its lenders at the Closing in accordance with Section 4.  Seller acknowledges that any stock certificates representing such Globalstar Stock shall contain a legend to this effect, and that Globalstar will issue instructions to its transfer agent instructing such transfer agent not to give effect to any attempted transfer by Seller in violation of this Section 8(f)(ii).  Immediately following the end of the Market Standoff Period, Globalstar shall effect the removal of any legend on the Globalstar Stock referenced in the immediately preceding sentence, and Seller may transfer any shares of Globalstar Stock received in accordance with this Agreement to its members, provided (A) the transfer is in compliance with all applicable securities laws, and (B) each Material Member receiving Globalstar Stock from Seller executes a Selling Restriction Agreement (each a “Member Selling Restriction Agreement”) in the form attached hereto as Exhibit L. For purposes of this Section 8(f)(ii), a “Material Member” means the following members: Industrial Technology Ventures, L.P.; CTTV Investments LLC; Sanconix, Inc.;  Koerner Capital, L.L.C.; and Cordova Intellimedia Ventures, L.P.

(g)  Seller Employees.  Buyer or Globalstar shall offer employment to such Seller Employees as they shall determine in their discretion (the “Offered Employees”), provided that employment shall be offered to the Offered Employees on terms that are at least as favorable, in the aggregate, as the compensation packages currently provided to such employees by Seller.   Buyer shall provide Seller with a list of the Offered Employees at least three business days prior to the Closing Date.  Neither Buyer nor Globalstar shall have any responsibility for Seller Employees not so hired, and Seller shall indemnify Buyer and Globalstar for any Damages arising from or relating to such employees pursuant to Section 13 hereof.

(h)  Public Announcements.  Except with respect to any action taken pursuant to Section 8(c), the parties will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as any party, after consultation with counsel, determines is required by applicable law or applicable rule or regulation of a national securities exchange.

(i)  Further Assurances.  The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall: (i) furnish upon request to each other such further information; (ii) execute and deliver to each other such other documents; and (iii) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

(j)  Retention of and Access to Records; Cooperation.  From the Closing until the fifth anniversary of the Closing, or until the expiration of any applicable sales, income or other tax statute of limitations, if later, Seller shall not, without the prior written consent of Globalstar, destroy any records of Seller pertaining to the Business or the Purchased Assets existing at the Closing and in the possession of Seller (and not otherwise assumed by Buyer hereby), provided, however, that in the event Globalstar does not consent to the destruction of any such records, Seller shall have the right in its sole discretion to deliver such records to Globalstar without any further obligation associated therewith or related thereto.  Seller shall provide reasonable access to Buyer and Globalstar to review any such records and to make copies thereof and shall cooperate with Buyer and Globalstar in the transfer of ownership of the Purchased Assets, preparation of tax returns, and reports, and the resolution of any claims, litigation or disputes concerning the Purchased Assets, the Contracts assumed hereunder, or the transfer of the Purchased Assets.

(k)  Change of Seller’s Name.  Within five business days of the Closing, Seller shall change its name to a name not including the word “Axonn” or any variation thereof.

(l)  Buyer’s Operation of Business Post-Closing.  Globalstar currently believes that there are significant opportunities to expand sales of products developed by the Business, and currently intends to pursue these opportunities as an important part of its business plan.  As noted in its SEC Filings, Globalstar believes that the addressable market for SPOT satellite GPS messenger products and services in North America alone is approximately 50 million units, consisting primarily of outdoor enthusiasts. Globalstar’s objective is to capture 2-3% of that market in the next few years. Globalstar currently intends to market its SPOT satellite GPS messenger products and services aggressively in overseas markets including South and Central America, Western Europe, and through independent gateway operators in their respective territories.  Globalstar also is continuing to work on SPOT-like applications, and currently intends to develop Newly-Developed Products, including SPOT HUG and others, to pursue this market.  Notwithstanding the foregoing, however, Globalstar shall have the right to take any action regarding the Business or any Existing Products or Newly-Developed Products following the Closing without Seller’s consent, and without liability to Seller, if the board of directors or the chief executive officer of Globalstar determines in good faith that such action is in the best interest of Globalstar and its stockholders.

(m)  Financial Statements.  If at any time prior to December 31, 2014, Globalstar ceases for any reason to file reports with the U.S. Securities and Exchange Commission, Globalstar shall, promptly upon the completion of each calendar year, furnish to Seller a copy of the annual consolidated financial statements of Globalstar, subject to Seller executing a confidentiality agreement reasonably satisfactory to Seller and Globalstar.

(n)  Product Repair.

(i)  Pursuant to and subject to the limitations of Section 13, Seller shall be responsible for the costs and expenses reflected on Section 8(n) of the Seller Disclosure Schedule associated with the repair and replacement of parts in all SPOT 2 products manufactured to date as necessary to fix the “early battery light” problem and other messaging issues currently being experienced by such products (the “SPOT 2 Repair”), and Seller and Globalstar shall work together in good faith towards the  completion the SPOT 2 Repair in a timely, efficient and cost-effective manner, using its commercially reasonable efforts to ensure the distribution of properly functioning products and maintain good customer and distributor  relations, consistent with past practice of both Globalstar and Seller.  Seller shall be entitled to designate a representative of it (at Seller’s expense) (the “Representative”) to oversee the SPOT 2 Repair process, subject to Globalstar’s approval over such process (which will not be unreasonably withheld or delayed), and shall work with Globalstar in good faith towards the satisfaction of Seller’s obligations pursuant to this Section 8(n).

(ii)  The Parties acknowledge and agree that the expenses associated with the SPOT 2 Repair as contemplated by this Section 8(n) shall be satisfied exclusively from the Cash Escrow Amount pursuant to the terms of the Escrow Agreement.  Expenses associated with the SPOT 2 Repair will be compiled and submitted to the Escrow Agent on a monthly basis, pursuant to join written instructions from Seller and Globalstar, for reimbursement in accordance with the terms of the Escrow Agreement.

(o)  Amendment of Schedules.

(i)  From time to time prior to the Closing, each party shall, as soon as practicable and, in any event, within five business days (or as promptly as practicable prior to the Closing if less than five business days remain prior to the Closing), after becoming aware of any matter existing or occurring following the date hereof which, if existing or known at or before the date hereof, would have been required to be set forth or described in the section of the Disclosure Schedule applicable to such party (a “Subsequent Matter”), deliver to the other party a supplement or update to the appropriate section of the Disclosure Schedule (along with a marked copy of such applicable section of the Disclosure Schedule reflecting such supplements or updates, if practicable).

(ii)  No such supplement or update to any section of the Disclosure Schedule as provided in this Section 8(o) shall be deemed to create or give rise to a misrepresentation or breach of warranty for purposes of this Agreement, and if the Closing occurs, each party shall be deemed to have waived any right to indemnification pursuant to Section 13 with respect to any so disclosed Subsequent Matter.

(p)  Post-Closing Agreement regarding Sinbon Electronics Co., Ltd. (“Sinbon”).  Notwithstanding anything to the contrary herein, the parties agree that Buyer shall not acquire or assume any agreements or purchase orders between Seller and Sinbon (collectively, the “Sinbon Contracts”).  Following the Closing, Globalstar and Buyer shall use its commercially reasonable efforts to enter into a manufacturing agreement with Sinbon that terminates the Sinbon Contracts and extinguishes all liabilities of, or potential claims against, Seller arising therefrom.  Until Globalstar or Buyer enters into such a manufacturing agreement with Sinbon, if Buyer submits a purchase order to Seller for products of a type that is manufactured by Sinbon for Seller under the existing Sinbon Contracts, Seller shall submit an identical purchase order to Sinbon for the manufacture of the products so ordered, and shall pass through the cost of such order to Buyer (without any mark-up) and shall deliver the products so ordered to Buyer per the terms of Buyer’s purchase order.  If neither Globalstar nor Buyer are able to enter into a satisfactory manufacturing agreement with Sinbon despite its commercially reasonable efforts within 120 days following the Closing, then Seller shall indemnify Globalstar and Buyer for any Lost Margin (as defined below) incurred from the end of such 120 day period until the first anniversary of the Closing Date that is caused by or arises out of Sinbon’s failure to deliver products to Seller (pursuant to the arrangement described in this Section 8(p)) or to Globalstar or Buyer directly based on an order from Globalstar or Buyer, provided such order from Globalstar or Buyer to Seller is based on a firm purchase order Globalstar or Buyer receives from an unaffiliated third-party customer for such product(s).  “Lost Margin” shall be determined by the following formula: (i) the number of products that would have been sold by Globalstar or Buyer under the firm purchase order for such product(s) Globalstar or Buyer received from an unaffiliated third-party customer multiplied by the excess of (A) the lesser of the “Selling Price” for such product as listed on Exhibit H and the actual sale price of such product over (B) the “Cost” for such product as listed on Exhibit H, minus (ii) the amount of Earnout Payments that would have been owed to Seller if such products had been sold.

9. Conditions Precedent to Buyer’s and Globalstar’s Obligations at the Closing.  All obligations of Buyer and Globalstar to complete the purchase of the Purchased Assets and the other actions listed in Section 11 below are subject to the fulfillment prior to or at the Closing of each of the following conditions:

(a)  No (i) temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction has been issued preventing consummation of the transactions contemplated hereby, and (ii) no governmental authority shall have instituted (or if instituted, shall not have withdrawn) any action, suit, claim or other proceeding seeking to enjoin or prohibit the consummation of the transactions contemplated hereby (collectively, “Restraints”);

(b)  The consents, approvals and transfers set forth on Section 9(b) of the Seller Disclosure Schedule (collectively, “Required Consents”) shall have been obtained, in form and substance reasonably satisfactory to Buyer (which Buyer shall not unreasonably withhold or delay), and without the imposition of any term, condition or consequence the acceptance of which would, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on Buyer’s operation of the Business following the Closing;

(c)  No material adverse change in the Purchased Assets, the Business, or Seller’s results of operations or financial condition shall have occurred since the date of this Agreement;

(d)  Each of David Biggs and Walter Debus, and at least 82.5% of all of the Offered Employees, shall have accepted positions with Buyer or Globalstar on the terms offered by Buyer or Globalstar, as applicable;

(e)  Seller shall have delivered, or caused to be delivered to Buyer and Globalstar, an opinion of Jones Walker, counsel to Seller, in the form of Appendix A attached hereto;

(f)  The Escrow Agreement shall have been executed by Seller and the Escrow Agent ;

(g)  Seller shall have delivered to Buyer and/or Globalstar all of the items listed in Section 11(b) below;

(h)  Each of the representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects (or, if modified by materiality, true and correct in all respects) at the Closing Date as if then made (except for (i) changes contemplated or permitted by this Agreement or disclosed by Seller in the Seller Disclosure Schedule, and (ii) those representations and warranties that address matters as of a particular date, need be true only as of such date), and Buyer shall have received a certificate executed by a senior officer of Seller to that effect;

(i)  Seller shall have performed or satisfied, as applicable, in all material respects the covenants required to be performed by it or satisfied hereunder prior to the Closing, and Buyer shall have received a certificate executed by a senior officer of Seller to that effect; and

(j)  The Exclusivity and Noncompetition Agreements executed by Industrial Technology Ventures, L.P., in the form attached as Exhibit O hereto (the “Noncompetition Agreement”), shall be in full force and effect.

10. Conditions Precedent to Seller’s Obligations.  All obligations of Seller to complete the sale of the Purchased Assets and the other actions listed in Section 11 below are subject to the fulfillment prior to or at the Closing of the following conditions:

(a)  No Restraint shall be in effect;

(b)  The Required Consents shall have been obtained, in form and substance reasonably satisfactory to Seller (which Seller shall not unreasonably withhold or delay);

(c)  Buyer and/or Globalstar, as applicable, shall have delivered to Seller all of the items set forth in Section 11(a) below;

(d)  Each of the representations and warranties of Buyer and Globalstar set forth in this Agreement shall be true and correct in all material respects (or, if modified by materiality, true and correct in all respects) at the Closing Date as if then made, and Seller shall have received a certificate executed by a senior officer of Buyer and Globalstar to that effect;

(e)  Buyer and Globalstar shall have performed or satisfied, as applicable, in all material respects the covenants to be performed by it or satisfied hereunder prior to the Closing, and Seller shall have received a certificate executed by a senior officer of Buyer and Globalstar to that effect;

(f)  No material adverse change in Globalstar’s results of operations or financial condition shall have occurred since the date of this Agreement;

(g)  The Escrow Agreement shall have been executed by Buyer, Globalstar and the Escrow Agent; and

(h)  Buyer and Globalstar shall have delivered, or caused to be delivered to Seller, an opinion of Taft Stettinius & Hollister LLP, counsel to Buyer and Globalstar, in the form of Appendix B attached hereto.

11. Transactions at Closing.

(a)  At the Closing, Buyer and/or Globalstar, as applicable, shall deliver to Seller, against delivery by Seller of the items described in Section 11(b) below:

(i)  The Closing Purchase Price as set forth in Section 4;

(ii)  Certified copies of resolutions of the sole owner of Buyer and of the Board of Directors of Globalstar (certified by the Secretary of Globalstar) authorizing this Agreement and the transactions contemplated hereunder;

(iii)  Instruments of assumption evidencing the assumption by Buyer of the Assumed Liabilities in the form attached hereto as Exhibit M;

(iv)  The Registration Rights Agreement signed by Globalstar;

(v)  The Escrow Agreement signed by Buyer and Globalstar; and

(vi)  Any other items specified in Section 10 above.

(b)  At the Closing, Seller shall deliver to Buyer the following against delivery by Buyer of the items described in Section 11(a) above:

(i)  Bills of sale, instruments of assignment, duly endorsed certificates, and such other documents as may be necessary to assign, transfer and convey title to the Purchased Assets to Buyer, in the form attached hereto as Exhibit M;

(ii)  Evidence reasonably satisfactory to Globalstar of the discharge and release of the Encumbrances on the Purchased Assets (other than Permitted Encumbrances), which satisfaction shall not be unreasonably withheld or delayed;

(iii)  Evidence of good standing of Seller in the jurisdiction of its organization, and resolutions of Seller (certified by the Secretary of Seller) authorizing this Agreement and the transactions contemplated hereunder;

(iv)  The Registration Rights Agreement signed by Seller; and

(v)  The Escrow Agreement signed by Seller.

12. Survival of Covenants, Representations and Warranties.  All representations and warranties contained in this Agreement shall survive the Closing for a period of 18 months, except that the representations and warranties contained in Sections 6(c), 6(m) and 6(q) shall survive until the applicable statute of limitations, and the representations and warranties contained in Sections 6(a), 6(b), 6(d)(i), 6(n), 7(a), 7(b) and 7(c) shall survive without limitation.  All covenants and agreements contained herein shall survive the Closing without limitation.

13. Indemnification.

(a)  By Seller.  Seller shall indemnify, defend and hold harmless Buyer and Globalstar, their respective affiliates, successors and assigns and their respective officers, directors, employees, agents, owners and managers (collectively, “Buyer Indemnified Parties”), from and against all claims, losses, liabilities, damages, costs and expenses (including interest, penalties, costs of investigation and reasonable attorneys’ fees (but excluding indirect, consequential, incidental, special, exemplary or punitive damages, any claims for lost profits or revenues, or any allocation of internal costs of an indemnified party; in each case to the extent not proximately caused by or directly arising out of actions of Seller and not owed by a Buyer Indemnified Party to a third party pursuant to a third party claim covered by Section 13(c))) (collectively, “Damages”) based upon, arising out of or otherwise in respect of: (i) any breach by Seller of any of the representations or warranties made by Seller in this Agreement or in any certificate or instrument required to be delivered pursuant to this Agreement; (ii) any breach by Seller of any of the covenants or agreements made by Seller in this Agreement; (iii) the matter described in item 2 of Section 6(p) of the Seller Disclosure Schedule (provided that the defense of such matter on behalf of Seller, Buyer and Globalstar (as applicable) shall continue to be handled and directed by Seller in the same manner currently being defended and directed on behalf of such parties prior to the Closing); (iv) any warranty obligations for the matter described in item 2 of Section 6(v) of the Seller Disclosure Schedule (the “Axscend Matter”); provided, however, that Seller shall have no obligation to indemnify the Buyer Indemnified Parties pursuant to this Section 13(a)(iv) until the aggregate of all Damages for warranty obligations associated with the Axscend Matter exceeds $20,000 (the “Axscend Indemnity Basket”), and, in such event, Seller shall be required to pay only the amount of such Damages for warranty obligations associated with the Axscend Matter that exceeds the Axscend Indemnity Basket; and provided further, that the Buyer Indemnified Parties shall first be limited to the recovery for such Damages from the Ascend Cash Escrow Portion (as defined in Section 13(f)(ii)); and (v) the Excluded Liabilities, but not including the Assumed Liabilities or arising out of or otherwise in respect of any breach of representation or warranty which was waived by the Buyer Indemnified Parties for purposes of completing the consummation of the Closing in accordance with the rights granted to such parties in Section 9.

(b)  By Buyer and Globalstar.  Buyer and Globalstar, jointly and severally, shall indemnify, defend and hold harmless Seller, its affiliates, successors and assigns and their respective officers, directors, employees, and agents from and against all Damages based upon, arising out of or otherwise in respect of: (i) any breach by Buyer of any of the representations or warranties made by Buyer or Globalstar in this Agreement or in any certificate or instrument required to be delivered pursuant to this Agreement; (ii) any breach by Buyer or Globalstar of any of the covenants or agreements made by Buyer or Globalstar in this Agreement; or (iii) the Assumed Liabilities.

(c)  Third Party Claims.  Promptly after receipt by a party entitled to indemnification hereunder (the “Indemnitee”) of notice of any demand, claim or circumstance which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) that may result in Damages, the Indemnitee shall give notice thereof (the “Claims Notice”) to the party or parties with an obligation to indemnify (the “Indemnifying Party”).  The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Damages that have been or may be suffered by the Indemnitee.  However, in no event shall the amount of Damages due by an Indemnifying Party in accordance with this Section 13(c) exceed the actual costs payable by the Indemnitee to a third party. The Indemnifying Party may elect to defend, at its own expense and by its own counsel, any Asserted Liability, unless the Indemnitee believes in good faith on the advice of counsel that (i) there are one or more legal or equitable defenses available to it that are different from or additional to those available to the Indemnifying Party, or (i) such Asserted Liability could reasonably be expected to result in a grant of injunctive or equitable relief.  If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability at the sole cost of the Indemnifying Party.  If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability.  Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the objection of the other, provided, however, that consent to settlement or compromise shall not be unreasonably withheld.  The Indemnifying Party shall reimburse the Indemnitee promptly on demand for the reasonable costs and expenses of any compromise entered into by such Indemnitee.  In any event, the Indemnitee and the Indemnifying Party may participate (but not control), at their own expense, in the defense of such Asserted Liability.  If the Indemnifying Party chooses to defend the claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. The failure to provide the Indemnifying Party with a Claims Notice in time to allow the Indemnifying Party to defend against a third party claim shall nullify the Indemnitee’s right to obtain indemnification with respect to such claim only if the Indemnitee does not provide such Claims Notice promptly after its receipt of notice of the Asserted Liability and Indemnifying Party’s ability to defend or negotiate a settlement of such claim is materially prejudiced by such failure.

(d)  Effect of Investigation.  Any claim for indemnification shall not be invalid as a result of any investigation by or opportunity to investigate afforded to a party.

(e)  Limitations on Indemnification.  Notwithstanding the foregoing, in no event shall an Indemnifying Party have liability under Section 13(a)(i) unless the aggregate amount of Damages incurred by the Buyer Indemnified Parties exceeds $80,000 (the “Basket”) (except that any Damages associated with the SPOT 2 Repair (inclusive of any costs and expenses paid by Seller for the SPOT 2 Repair pursuant to Section 8(n)) shall in no event be applied towards the Basket), and, in such event, the Indemnifying Party shall be required to pay only the amount of such Damages that exceeds the Basket. Additionally, Seller shall not be required to indemnify the Buyer Indemnified Parties for any Damages (i) under Section 13(a)(i) or Section 13(a)(iii), exceeding $4,000,000 (the “Cap”), or (ii) with respect to Damages associated with the SPOT 2 Repair (inclusive of any costs and expenses paid by Seller for the SPOT 2 Repair pursuant to Section 8(n)), exceeding $500,000 (the “SPOT 2 Cap”) (with any such costs and expenses paid by Seller pursuant to Section 8(n) or subject to a valid claim by the Buyer Indemnified Parties pursuant to this Section 13(e)(ii) being applied towards the Cap).

(f)  Exclusive Remedies. The remedies set forth in this Section 13 shall be the sole and exclusive remedy of any party for any breach or alleged breach of representation, warranty, covenant or agreement contained in this Agreement, other than breaches of non-competition or exclusivity provisions or claims based on fraud. In addition, and notwithstanding anything contained in this Agreement to the contrary, the parties acknowledge and agree that (i)(A) the Cash Escrow Amount is available to satisfy the obligations of Seller with respect to the SPOT 2 Repair, and recovery from the Cash Escrow Amount shall be the sole and exclusive remedy for satisfaction of the obligations of Seller with respect to the SPOT 2 Repair, and (B) the obligations of Seller set forth in Section 8(n) with respect to the satisfaction of the SPOT 2 Repair shall be the sole and exclusive means of claims for indemnification, recovery and reimbursement by Globalstar from Seller for any and all expenses associated with the SPOT 2 Repair (irrespective of any other breach or alleged breach of representation, warranty, covenant or agreement contained in this Agreement by Seller which might otherwise arguably give rise to a claim by Globalstar for the SPOT 2 Repair), (ii) up to a maximum of $20,000 of the Cash Escrow Amount is reserved for the Buyer Indemnified Parties to satisfy Damages for warranty obligations associated with the Axscend Matter (and the corresponding obligation of Seller set forth in Section 13(a)(iv) to indemnify such parties for the same) in excess of the Axscend Indemnity Basket (the “Axscend Cash Escrow Portion”), and recovery from the Axscend Cash Escrow Portion shall be the sole and exclusive remedy for such Damages until the aggregate of all Damages for warranty obligations associated with the Axscend Matter exceeds $40,000; and (iii) except as specifically contemplated by Section 13(f)(i) and (ii) immediately above, and subject to the temporal limitations contemplated by Section 12, the Earnout Amount and the Stock Escrow Amount are available to satisfy the indemnity obligations of Seller, and until the earlier of such time upon which either (a) the entirety of the Earnout Amount as provided in Section 4(b) is paid to Seller in accordance with the terms of this Agreement, or (b) the termination of this Agreement in accordance with its terms, recovery from the Earnout Amount and the Stock Escrow Amount shall be the sole and exclusive remedy for satisfaction of the indemnity obligations of Seller pursuant to Section 13 of this Agreement.

14. Notices.  All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered (i) in person, (ii) sent by facsimile, (iii) sent by electronic mail given and received in the ordinary course of business; (iv) sent by standard overnight or express delivery courier with delivery confirmed; or (v) deposited in the United States Mail, registered or certified, return receipt requested, with postage prepaid (which shall be effective for purposes of this Section 14 three business days after such deposit); in each case addressed as follows:

(a)	If to Seller, addressed to:

        Gerald F. Schmidt, Chairman
c/o Cordova Ventures
2500 Northwinds Parkway, Suite 475
Alpharetta, Georgia 30009
Facsimile No.: 678-942-0301
Email:  js@cordovaventures.com

With copies to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Ave., Suite 5100
New Orleans, Louisiana 70170
Attention: Kenneth J. Najder
Facsimile No.: 504-589-8386
Email: knajder@joneswalker.com

And also to:

Ellis Funk, P.C.
3490 Piedmont Road, Suite 400
Atlanta, Georgia 30305
Attention: Robert B. Goldberg
Facsimile No. 404-233-2188
Email: rgoldberg@ellisfunk.com

(b)	If to Buyer or Globalstar, addressed to:

Globalstar, Inc.
461 S. Milpitas Blvd.
Milpitas, Ca. 95035
Attention:  Richard S. Roberts
Email: rick.roberts@globalstar.com

With copies to:

Taft, Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
Attention: Gerald S. Greenberg
Facsimile No.: 513-381-0205
Email: greenberg@taftlaw.com

or at such other addresses as the parties may from time to time designate by notice as provided herein.

15. Severability.  If any term or provision of this Agreement is to any extent unenforceable or invalid, such term or provision shall be ineffective to the extent of such unenforceability or invalidity without invalidating or rendering unenforceable any other term or provision of this Agreement.

16. Assignment.  No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party, and the original parties hereto shall remain fully responsible for their respective obligations incurred hereunder; provided, however, that Buyer may assign its rights, but not its obligations, under this Agreement to any other wholly-owned direct or indirect subsidiary of Globalstar.  Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereof and their respective successors, assigns, heirs and legal representatives.

17. Waivers.  Any waiver by any party of any breach of or failure to comply with any provision of this Agreement by any other party shall be in writing and shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with any other provision of this Agreement.

18. Entire Agreement, Modifications.  This Agreement, including the exhibits and schedules referred to herein, which are a part hereof, contain the entire understanding of the parties hereto and supersede all prior and contemporaneous negotiations, statements and agreements with respect to the subject matter contained herein.  This Agreement may be modified or terminated only by written instrument executed by Buyer, Globalstar and Seller.

19. Governing Law; Consent to Jurisdiction.  This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware (without regard to conflicts of laws principles).  Any proceeding arising out of or relating to this Agreement shall be brought in the state or federal courts located in Wilmington, Delaware, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such proceeding shall be heard and determined only in any such court and agrees not to bring any claim or proceeding arising out of or relating to this Agreement in any other court. The parties hereto agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.  Process in any such proceeding referred to in the second sentence of this section may be served on any party anywhere in the world.

20. WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

21. Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written consent of Globalstar and Seller;

(b)  by either Globalstar or Seller:

(i)  if the Closing shall not have occurred on or before December 31, 2009 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 21(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Closing to have occurred by such time;

(ii)  if any Restraint shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 21(b)(ii) shall have used its commercially reasonable efforts to prevent the entry of and to remove such Restraint; or

(iii)  if any condition to the obligation of a party set forth in Section 9 (in the case of Seller) or in Section 10 (in the case of Globalstar) becomes incapable of satisfaction prior to or on the Termination Date; provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

(c)  by Seller, if either Globalstar or Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 10, and (B) is incapable of being cured by Globalstar or Buyer or is not cured within 20 days following receipt of written notice from Seller of such breach or failure to perform that specifically references this Section;

(d)  by Globalstar, if Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9, and (B) is incapable of being cured by Seller or is not cured within 20 days following receipt of written notice from Globalstar of such breach or failure to perform that specifically references this Section;

(e)  by Globalstar, if Seller shall breach in any material respect its obligations under Section 8(d) hereof or if any member of Seller shall breach in any material respect its obligations under the Noncompetition Agreement; which breach (A) would give rise to the failure of a condition set forth in Section 9, and (B) is incapable of being cured by Seller or is not cured within 20 days following receipt of written notice from Globalstar of such breach that specifically references this Section.

22. Expenses.  All expenses incurred by or on behalf of the parties in connection with this Agreement shall be borne solely by the party which shall have incurred same, except that Globalstar and Seller shall each be responsible for 50% of all filing fees owed to any governmental authority in connection with any anti-trust, trade commission or similar filings, but in no event shall Seller be responsible for the costs or other fees associated with the preparation, filing or effectiveness (or continued effectiveness) of the Registration Statement.

23. Enforcement.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, it is agreed that the parties shall be entitled to an injunction or injunctions (without the requirement of posting a bond) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

24. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

25. Schedules.  Any disclosure, qualification or exception made on any particular numbered Schedule shall also be deemed made on each other Schedule where such disclosure, qualification or exception would be appropriate and the relevance of the disclosure, qualification or exception to such other Schedule is readily apparent.

26. Guaranty.

(a)  In order to induce Seller to enter into this Agreement, Globalstar hereby binds itself, on a joint and several basis, with Buyer for the full performance by Buyer (or any affiliate or permitted successors or assigns thereof to whom rights or obligations are duly and validly assigned in conformity with the terms and conditions hereof) of all indebtedness, obligations, and liabilities of Buyer to Seller of every kind, character, and description whatsoever, direct or indirect, absolute or contingent, liquidated or unliquidated, that arise or are asserted under either (i) this Agreement or (ii) the bill of sale and other assumption instruments to be executed and delivered by Buyer under this Agreement (collectively, the “Assumption Agreements”), together with all costs of collection, including, without limitation, reasonable attorneys’ fees and court costs (the “Obligations”).  All references to this Agreement and the Assumption Agreements include all subsequent amendments thereto or modifications thereof.

(b)  This is a continuing guaranty of payment, and not of collection, which may be enforced before or after proceeding against Buyer and shall remain in effect until Seller duly and expressly notifies Globalstar in writing that (i) Buyer has performed all of its Obligations under this Agreement and the Assumption Agreements and that all such agreements have terminated or expired or (ii) Seller has expressly released Globalstar from its obligations under this Guaranty.  Globalstar waives all pleas of discussion and division, presentment and demand for payment from Seller, protests and notice of dishonor and all other notices not expressly required by this Agreement or the Assumption Agreements, with it being deemed that any notice provided to Buyer under this Agreement shall be received by Globalstar.  All notices to Globalstar shall be delivered by the same means provided under Section 14 of this Agreement.  Globalstar agrees that the terms of this Agreement and the Assumption Agreements may be modified from time to time without reducing or in any way affecting the joint and several liability of Globalstar pursuant to this Guaranty.  Such modifications may include, but are not limited to, extensions of time for performance of the Obligations by Buyer.

(c)  This Guaranty shall inure to the benefit of the successors and assigns of Seller under this Agreement and the Assumption Agreements.  No sale or transfer by Buyer of its interest in the Business or the Purchased Assets shall release or diminish Globalstar’s obligations under this Guaranty.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

AXONN, L.L.C.

By: /s/ David H. Biggs
Its: Chief Executive Officer

SPOT LLC

By: /s/ Fuad Ahmad
Its: Treasuer

GLOBALSTAR, INC.

By: /s/ Fuad Ahmad
Its: Senior Vice President & Chief Financial Officer

Note: The registrant has omitted the following schedules, exhibits and similar attachments to this agreement pursuant to Item 601(b)(2) of Regulation S-K and agrees to furnish supplementally a copy of any omitted schedule, exhibit or similar attachment to the Securities and Exchange Commission upon request.

Exhibit A – Fixed Assets, Furniture, Equipment, Machinery, and Leasehold Improvements
Exhibit B – Licenses, Registrations and Permits
Exhibit C – Inventory
Exhibit D – Contracts
Exhibit E – Intellectual Property
Exhibit F – Excluded Assets
Exhibit G – Escrow Agreement
Exhibit H – Existing Products
Exhibit I – Current Assets and Liabilities
Exhibit J – Purchase Price Allocation
Exhibit K – Registration Rights Agreement
Exhibit L – Form of Member Selling Restriction Agreement
Exhibit M – Bill of Sale and Assignment and Assumption Agreement
Exhibit N – Noncompetition Agreement

SCHEDULES
Section 6(a)	Jurisdictions of Seller; Articles of Organization and Operating Agreement of Seller
Section 6(b)	Authority
Section 6(c)	Taxes
Section 6(d)(i)	Title to Purchased Assets; Encumbrances
Section 6(d)(ii)	Leased Real Property
Section 6(e)	Machinery and Equipment
Section 6(f)	Financial Statements not in accordance with GAAP; Liabilities not Otherwise Disclosed
Section 6(g)	Inventory
Section 6(i)	Events Constituting a Material Default of any Contract Listed on Exhibit D
Section 6(j)	Approvals Required for Transfers of any Material Permit
Section 6(k)(i)	Seller Employee List
Section 6(k)(ii)	Employment Agreements and Non-competition Agreements between Seller and Seller Employees
Section 6(l)	Employee Benefit
Section 6(o)	Material Adverse Changes in the Purchased Assets Financial Condition Results of Operations or Prospects of the Business since 12/31/08
Section 6(p)	Pending Litigation
Section 6(s)(i)	Encumbrances on Intellectual Property
Section 6(s)(iii)	License Agreements
Section 6(s)(iv)	Pending or Threatened Claims of Infringement of Intellectual Property
Section 6(t)	Accounts Receivable
Section 6(u)	Affiliate Transactions
Section 6(v)	Customers and Vendors
Section 7(b)	Authority for Agreement
Section 7(d)	Capitalization
Section 8(n)	SPOT 2 Repair Costs
Section 9(b)	Required Consents